SAFRAN

Annex

SUPPL

I. Press Releases

June 27, 2006 – Messier-Bugatti (SAFRAN Group) leads DRESS, a European research project on more electric aircraft.

July 1st, 2006 – Engines by Turbomeca, a SAFRAN company, to power U.S. Army UH145 helicopters.

II. Documents provided to regulatory authorities or stock exchanges and made public by such entities

No

III. Documents provided to shareholders, published or made available to the public

No.

dlw 7/6

SAFRAN

Press release

Engines by Turbomeca, a SAFRAN company, to power U.S. Army UH145 helicopters

Paris, July 1st, 2006

As announced on June 30th, EADS North America and its partners were awarded the United States Army's Light Utility Helicopter contract. The contract includes 322 UH145 twin-engine helicopters powered exclusively by Turbomeca's Arriel 1E2.

As required by the contract, all of the **644 engines** will be assembled and tested at the Turbomeca USA facility located in Grand Prairie, Texas. Emeric d'Arcimoles, Chairman & CEO of Turbomeca said that "*Turbomeca is proud to have the opportunity to power the United States Army especially after the overwhelming success of the re-engining program for the United States Coast Guard's HH65 fleet. Our success shows the confidence our customers have in our products and our services, particularly in our Arriel engine, which accumulated over 20 million flight hours.*"

In order to accommodate the Army's contract, Turbomeca USA pre-established an engine build plan, adding 67,000 sq. ft to its existing building. Turbomeca is qualifying U.S. supplier sources to have a minimum of 65% U.S. engine content within three years, including parts such as blades, casting and other dynamics. Four Arriel 1E2 engines will be delivered in 2006 and ramping up to approximately 80 to 100 engines per year for over the next eight years.

The 28 variants of the Arriel engine power modern helicopters such as Eurocopter's EC 145 and BK 117 (both powered by the Arriel 1E2 engine), EC 130, EC 155, Ecureuil and Dauphin helicopters. As the world leader in its category, the Arriel has proven its reliability in a large variety of difficult missions including EMS missions, transporting company personnel, and utilitarian and offshore missions.

Nearly 7,000 Arriel engines have been manufactured by Turbomeca.

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 58,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

***Turbomeca (SAFRAN Group)** is the leading helicopter engine manufacturer, and has produced over 50 000 turbines based on its own designs since the company was founded. With more than 2 200 customers in over 150 countries, Turbomeca provides a proximity service thanks to its 14 sites, 3 subsidiaries, 25 TurboSupport Centers, 26 repair centers and 90 Field representatives and Field technicians. The Head Office is based in Bordes, Pyrénées-Atlantiques (south-west France). Microturbo, a subsidiary of Turbomeca, is the European leader in turbojet engines for missiles, drones and auxiliary power units.*

For more information, visit our websites : www.safran-group.com and www.turbomeca.com

Press Contacts

SAFRAN
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
jocelyne.terrien@safran.fr

TURBOMECA
Bettina FREY

Tel +33 (0)5 59 12 55 69
bettina.frey@turbomeca.fr

SAFRAN

Press release

Messier-Bugatti (SAFRAN Group) leads DRESS, a European research project on more electric aircraft

Paris, June 27, 2006

The launch meeting for DRESS (Distributed and Redundant Electrical nosegear Steering System) was held on June 26 and 27 at Messier-Bugatti's corporate headquarters in Vélizy-Villacoublay, near Paris. Coordinated by Messier-Bugatti, this European research project was selected by the European Commission as part of the 6th PCRD framework research & development program. The 13 members of the DRESS project are : Messier-Bugatti, Messier-Dowty (SAFRAN Group), Airbus UK, Saab, as well as five European universities and several research organizations*.

The project falls within the scope of research into "more electric" aircraft, as well as airport automatic navigation. The electrical nosegear steering system will support future automatic "runway navigation" systems on aircraft, ensuring smoother ground traffic flows, avoiding runway incursions, and allowing the plane to taxi in total safety, even in heavy fog.

Messier-Bugatti, a world leader in aircraft braking, supplies braking control, monitoring, landing gear extension/retraction and steering systems to Airbus. These systems are the outcome of a proactive R&D policy applied for over 20 years, resulting in a number of technological innovations for the European plane-maker. On the new A380, for instance, Messier-Bugatti supplies the full brake by wire braking control system, decentralized hydraulic generation, electro-hydraulic mini-pumps for the backup flight controls, tire pressure, brake temperature and landing gear oil pressure monitoring systems, and the nose and main landing gear steering system, controlled in backup mode by our local electro-hydraulic generation system, or LEHGS.

* National Institute of Applied Sciences of Toulouse (France), Catholic University of Louvain (Belgium), Universitatea din Craiova (Romania), University of Upper Alsace (France), Budapest University of Technology and Economics (Hungary), TTTech Computertechnik AG (Austria), Equipaero (France), Stridsberg Powertrain AB (Sweden), Institute of Aviation (Poland).

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 58,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

***Messier-Bugatti** has worked with Airbus for 30 years, and is also a supplier on the Boeing 767-200/-300, 777LR (777-300ER et 777-200LR) and C-17 Globemaster III. Messier-Bugatti is now developing electric brakes for the 787 Dreamliner, and in January 2006, Messier-Bugatti was selected as a supplier of carbon brakes on the Boeing 737 Next-Generation. Each year, Messier-Bugatti invests nearly 15% of its revenues in Research & Development.*

Contacts Presse

SAFRAN
Jocelyne TERRIEN

Tél +33 (0)1 40 60 80 28
jocelyne.terrien@safran.fr

www.safran-group.com

Messier-Bugatti
Frédérique DECOURSELLE

Tél +33 (0)1 46 29 82 71
frederique.decourselle@messier-bugatti.fr

www.messier-bugatti.com